Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended			Nine Months Ended
($ in thousands)	September 30,			September 30,
	2008	2007		2008		2007

Income (loss) from continuing operations	$(19,258)	$19,482		$3,119		$63,642
Income tax expense (benefit)	(16,369)	12,248		(1,580)		40,009

Earnings (loss) before income taxes	(35,627)	31,730		1,539		103,651
Fixed charges:
Interest on debt, deposits and other borrowings	26,424	23,289		79,971		64,850
Interest on subordinated debt payable to preferred securities trust	2,317	2,317		6,951		6,951
One-third of all rentals	451	477		1,387		1,408

Total fixed charges	29,192	26,083		88,309		73,209

Earnings (loss) before income taxes and fixed charges	$(6,435)	$57,813		$89,848		$176,860
Ratio of earnings to fixed charges(1)	N/M (2)	2.22	x	1.02	x	2.42	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.

(2)	The ratio calculated for the three months ended September 30, 2008 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $35,627 for the three months ended September 30, 2008.